UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number: 001-33092

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LeMaitre Vascular, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEMAITRE VASCULAR, INC.

63 SECOND AVENUE

BURLINGTON, MA 01803

LEMAITRE VASCULAR, INC. 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of LeMaitre Vascular, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LeMaitre Vascular, Inc. 401(k) Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LeMaitre Vascular, Inc. 401(k) Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ VITALE, CATURANO & COMPANY, LTD.

June 30, 2008

Boston, Massachusetts

LEMAITRE VASCULAR, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value:
Mutual funds	$4,020,633	$2,624,713
Company common stock	2,819	—
Money market fund	495,096	372,776
Participant loans	39,264	47,409

Total Investments	4,557,812	3,044,898

Net assets available for benefits	$4,557,812	$3,044,898

The accompanying notes are an integral part of these financial statements.

LEMAITRE VASCULAR, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2007

Additions:
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$13,257
Interest and dividend income	284,078

297,335

Contributions:
Participants	853,797
Employer	255,189
Rollovers	226,148

1,335,134

Total additions	1,632,469

Deductions:
Deductions from net assets attributable to:
Benefits paid to participants	119,386
Administrative expenses	169

Total deductions	119,555

Net increase	1,512,914
Net assets available for benefits:
Beginning of year	3,044,898

End of year	$4,557,812

The accompanying notes are an integral part of these financial statements.

LEMAITRE VASCULAR, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of Plan

The following description of the LeMaitre Vascular, Inc. 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of LeMaitre Vascular, Inc. (the “Company”). All full-time employees except for union members and non-resident aliens who have reached the age of twenty-one (21) are eligible to participate beginning on the first day of the calendar quarter subsequent to their date of hire. Temporary employees are eligible after reaching age 21 and one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (“IRC”).

Contributions - Each year, participants may contribute up to seventy-five percent (75%) of their annual compensation, subject to IRC limitations. Participants who have attained age fifty (50) before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers thirteen (13) mutual funds and a money market fund as investment options for participants. As of October 1, 2007, the Plan offered the Company’s common stock as an investment option for participants. The employer matching contribution is discretionary. For the year ended December 31, 2007, the Company matched fifty cents ($0.50) for each dollar contributed by an eligible participant up to the first six percent (6%) of eligible compensation.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of the (a) Company’s matching contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is vested in the Company’s contribution in accordance with the following schedule:

Six (6) years or more of service	100%
Less than six (6) years of service	80%
Less than five (5) years of service	60%
Less than four (4) years of service	40%
Less than three (3) years of service	20%
Less than two (2) years of service	0%

LEMAITRE VASCULAR, INC. 401(K) PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 1 - Description of Plan - Continued

Participant Loans - Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms may range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - On termination of service due to death, disability, retirement or other reason, a participant, or a beneficiary in case of death, will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account upon his or her election to withdraw the balance.

Forfeitures - A participant who terminates his or her employment without becoming 100% vested in the Company’s matching contribution forfeits the amounts not vested. At December 31, 2007 and 2006, the forfeited nonvested accounts totaled $0 and $6,807, respectively. These accounts are used to reduce employer contributions or allocated to participants if not otherwise used by the end of the plan year. In 2007, employer contributions were reduced by $17,844 from forfeited nonvested accounts.

Administrative Expenses - Certain administrative expenses of the plan are borne by the plan sponsor.

Note 2 - Summary of Accounting Policies

Basis of accounting - The financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds and the money market fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at quoted market prices. Participant loans are valued at cost, based on future principal payments, which approximates fair value. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits - Benefits are recorded when paid.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, “Fair Value Measurements”, (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s financial statements.

LEMAITRE VASCULAR, INC. 401(K) PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 3 - Investments

The following investments represent five percent (5%) or more of the Plan’s net assets available for benefits at December 31:

	2007	2006
American Funds Growth Fund of America	$722,768	$525,615
Oppenheimer Small & Mid-Cap Value Fund	522,684	356,704
American Funds Capital World Growth & Income Fund	502,378	308,470
American Funds Cash Management Trust	495,096	372,776
American Funds Bond Fund of America	450,816	—
Columbia Acorn USA Fund - Z	448,740	306,647
Van Kampen Comstock Fund - A	397,976	298,931
American Funds EuroPacific Growth Fund	303,599	174,767
American Funds New World Fund	264,990	—
PIMCO Total Return Fund - A	—	325,177

During 2007, the Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Mutual Funds	$13,638
Company’s common stock	(381)

$13,257

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts.

LEMAITRE VASCULAR, INC. 401(K) PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 5 - Related Party Transactions

Certain administrative expenses of the Plan are borne by the Company. During the year ended December 31, 2007, the Company paid approximately $9,300 for administrative expenses.

Certain plan investments are shares of mutual funds managed by American Funds Distributors, Inc. an affiliate of Capital Bank and Trust. Capital Bank and Trust is the trustee of the plan and therefore, these transactions qualify as party-in-interest transactions. Capital Bank and Trust outsourced certain transaction processing and related responsibilities to an affiliated company, American Funds Service Company and therefore, these transactions quality as party-in-interest transactions.

For the year ended December 31, 2007, the Plan offered participants the investment option to invest in the common stock of the Company. Transactions of the common stock are party-in-interest transactions. During the year ended December 31, 2007, the Plan purchased 454 shares of the Company’s common stock having an aggregate value of $3,200. There were no sales of the Company’s common stock. There were no dividends received from the Company’s common stock during the year ended December 31, 2007.

Transactions with respect to participant loans qualify as party-in-interest transactions.

Note 6 - Tax Status

The Plan obtained its latest determination letter on May 19, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Subsequent Events

On May 8, 2008, the Plan’s administrative committee approved the following action. Effective June 30, 2008, the Plan will no longer offer the Company’s common stock as an investment option to participants. Existing investments will be rolled over into alternative investments of the participants’ choice.

LEMAITRE VASCULAR, INC. 401(K) PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 8 - Subsequent Events - Continued

On May 23, 2008, the Company determined the discretionary matching contribution on each dollar contributed by participants will be reduced from fifty cents ($0.50) to twenty-five cents ($0.25) for each dollar contributed by an eligible participant up to the first six percent (6%) of eligible compensation effective July 1, 2008.

LEMAITRE VASCULAR, INC. 401(K) PLAN

EIN: 04-2825458

PLAN NUMBER: 001

Schedule H, Part IV, Line 4(i) -

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value
*	American Funds Growth Fund of America	Mutual Fund	**	$722,768
	Oppenheimer Small & Mid-Cap Value Fund	Mutual Fund	**	522,684
*	American Funds Capital World Growth & Income Fund	Mutual Fund	**	502,378
*	American Funds Cash Management Trust	Money Market	**	495,096
*	American Funds Bond Fund of America	Mutual Fund	**	450,816
	Columbia Acorn USA Fund - Z	Mutual Fund	**	448,740
	Van Kampen Comstock Fund - A	Mutual Fund	**	397,976
*	American Funds EuroPacific Growth Fund	Mutual Fund	**	303,599
*	American Funds New World Fund	Mutual Fund	**	264,990
*	American Funds American Balanced Fund	Mutual Fund	**	157,369
	Davis New York Venture Fund - A	Mutual Fund	**	134,818
*	American Funds Intermediate Bond Fund	Mutual Fund	**	65,286
*	American Funds Capital Income Builder Fund	Mutual Fund	**	47,464
*	Participant Loans	8.25% Interest; varying maturity dates through July, 2011	—	39,264
*	LeMaitre Vascular, Inc.	Common Stock	**	2,819
*	American Funds 2050 Target Date Fund	Mutual Fund	**	1,745

	Total			$4,557,812

*	Represents a party-in-interest to the Plan
**	Cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LeMaitre Vascular, Inc. 401 (k) Plan
(Name of Plan)

Date: June 30, 2008	/s/ John Markella
John Markella, LeMaitre Vascular Inc.
Secretary of the 401k Plan Committee